SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

F O R M 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15d-16 UNDER
THE SECURITIES EXCHANGE ACT OF 1934

For the month of August 2005

B.V.R. SYSTEMS (1998) LTD.

(Name of Registrant)

16 HA’MELACHA STREET PARK AFEK, ROSH HA’AYIN 48091, ISRAEL

(Address of Principal Executive Office)

        Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F ☒ Form 40-F ☒

        Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ___________

        Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ___________

        Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ☐ No ☒

        If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82- ______________________

BVR SYSTEMS (1998) LTD. EXPANDS THE COOPERATION WITH ISRAELI
AIRCRAFT INDUSTRIES

Rosh Ha’ayin, Israel August 11, 2005 – BVR Systems (1998) Ltd. (OTCBB: BVRSF.OB), a diversified world leader in advanced military training and simulation systems, today announced the expansion of the cooperation agreement with MLM division of Israeli Aircraft Industries Ltd. (IAI/MLM), a world leader in defense and civil aerospace technology.

The cooperation agreement extends and expands the already existing cooperation between the parties in relation to the EHUD ACMI products, in accordance with an agreement entered into between the parties in August 1999. The agreement expands the cooperation between the parties to the marketing of Naval Combat Maneuvering instrumentation systems in various countries worldwide. The agreement entered into is for a period of ten years.

IAI\MLM and BVR will work together to maintain the interoperability between their communication protocols in order to enable users of either of their systems to effectively communicate with each other. IAI\MLM and BVR believe that preserving the interoperability between their communication protocols will contribute to their mutual goal of positioning these protocols as the worldwide “de-facto” standard in the global training market.

Ilan Gillies, CEO of BVR commented: “This agreement is of the utmost business and strategic importance to BVR and I am confident that it will advance both companies”.

BVR Systems (1998) Ltd., (OTCBB:BVRSF.OB) is a world leader in advanced defense training and simulation systems.

For more information visit the Company’s web site at http://www.bvrsystems.com

This press release contains forward-looking statements within the meaning of the “safe harbor” provision of the Private Securities Litigation Reform Act of 1995. These statements are based on the current expectations or beliefs of BVR Systems’ management and are subject to a number of factors and uncertainties that could cause actual results or performance of the Company to differ materially from those contemplated in such forward-looking statements. These factors include but are not limited to the fact that the Company has experienced reduction in backlog; the Company has reported operating and/or net losses in the past and may report operating and/or net loses in the future, conditions in Israel affect the Company’s operations and may limit its ability to produce and sell its products, changes in technology and market requirements; decline in demand for the company’s products; inability to timely develop and introduce new technologies, products and applications; loss of market share and pressure on pricing resulting from competition. For other factors that could cause BVR Systems’ results to vary from expectations, please see the Company’s reports filed from time to time with the SEC.

Contacts:
Gillies Ilan, CEO, BVR Systems (1998) Ltd.
Tel: 011 972 3 900 8000

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Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

BVR SYSTEMS (1998) LTD. BY: /S/ Aviv Tzidon —————————————— Aviv Tzidon Chairman of the Board of Directors

Dated: August 11, 2005

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